Exhibit 99.1

Jupai Reports Third Quarter 2018 Results

SHANGHAI — December 7, 2018 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2018.

THIRD QUARTER AND FIRST NINE MONTHS 2018 FINANCIAL HIGHLIGHTS

•                      Net revenues in the third quarter of 2018 were RMB310.6 million (US1$45.2 million), a 29.5% decrease from the corresponding period in 2017. For the first nine months of 2018, net revenues were RMB1,187.4 million (US$172.9 million), a decrease of 4.7% from the same period in 2017.

(RMB ‘000, except percentages)	Q3 2017	Q3 2017%	Q3 2018	Q3 2018%	YoY Change %
One-time commissions	265,004	60.1%	147,718	47.6%	-44.3%
Recurring management fees	90,697	20.6%	96,379	31.0%	6.3%
Recurring service fees	21,731	4.9%	10,144	3.3%	-53.3%
Other service fees	63,353	14.4%	56,343	18.1%	-11.1%
Total net revenues	440,785	100.0%	310,584	100.0%	-29.5%

(RMB ‘000, except percentages)	9M 2017	9M 2017%	9M 2018	9M 2018%	YoY Change %
One-time commissions	729,771	58.6%	706,396	59.5%	-3.2%
Recurring management fees	252,221	20.2%	340,983	28.7%	35.2%
Recurring service fees	81,273	6.5%	36,633	3.1%	-54.9%
Other service fees	182,880	14.7%	103,355	8.7%	-43.5%
Total net revenues	1,246,145	100.0%	1,187,367	100.0%	-4.7%

•                      Income from operations in the third quarter of 2018 was RMB27.3 million (US$4.0 million), an 83.8% decrease from the corresponding period in 2017. For the first nine months of 2018, income from operations was RMB340.1 million (US$49.5 million), a decrease of 26.0% from the same period in 2017.

•                      Net income attributable to ordinary shareholders in the third quarter of 2018 was RMB1.7 million (US$0.2 million), a 98.5% decrease from the corresponding period in 2017. For the first nine months of 2018, net income attributable to ordinary shareholders was RMB205.4 million (US$29.9 million), a decrease of 35.6% from the same period in 2017.

•                      Non-GAAP2 net income attributable to ordinary shareholders in the third quarter of 2018 was RMB25.5 million (US$3.7 million), a 79.8% decrease from the corresponding period in 2017. For the first nine months of 2018, non-GAAP net income attributable to ordinary shareholders was RMB267.1 million (US$38.9 million), a decrease of 24.2% from the same period in 2017.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on September 28, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.8680 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation, amortization of intangible assets resulted from business acquisitions and impairment loss of investment in affiliates.

THIRD QUARTER AND FIRST NINE MONTHS 2018 OPERATIONAL UPDATES

•                      Total number of active clients3 during the third quarter of 2018 was 1,982.

•                      The aggregate value of wealth management products distributed by the Company during the third quarter of 2018 was RMB5.3 billion (US$0.8 billion), a 56.3% decrease from the corresponding period in 2017. For the first nine months of 2018, the aggregate value of wealth management products distributed by the Company was RMB25.9 billion (US$3.8 billion), a 32.8% decrease from the corresponding period in 2017.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Nine months ended
	September 30, 2017		September 30, 2018		September 30, 2017		September 30, 2018
Product type	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	10,085	84%	865	16%	31,580	82%	6,083	24%
Private equity products	1,327	11%	3,689	70%	5,261	14%	17,680	68%
Secondary market equity fund products	7	0%	144	3%	99	0%	1,104	4%
Other products	613	5%	561	11%	1,603	4%	1,018	4%
All products	12,032	100%	5,259	100%	38,543	100%	25,885	100%

•                      Jupai’s coverage network as of September 30, 2018 included 77 client centers covering 49 cities, as compared to 72 client centers covering 48 cities as of September 30, 2017.

•                      Total assets under management4 as of September 30, 2018 were RMB57.8 billion (US$8.4 billion), a 1.9% increase from June 30, 2018 and a 15.3% increase from September 30, 2017.

Assets under management — breakdown by product type

	As of
	September 30, 2017		September 30, 2018
Product type	(RMB in millions, except percentages)
Fixed income products	28,415	57%	19,760	34%
Private equity products	18,694	37%	34,826	60%
Secondary market equity fund products	2,391	5%	2,077	4%
Other products	604	1%	1,095	2%
All products	50,104	100%	57,758	100%

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

“China’s wealth management industry has been facing strong headwinds over the past few quarters,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “Since early 2018, we have seen investors becoming increasingly conservative due to an uncertain economic outlook in China and globally, a weakening real economy as a result of deleveraging and tightened regulations in the financial services industry. As a result, the aggregate value of wealth management products distributed by Jupai during the first nine months of 2018 decreased by 32.8% from that in the corresponding period in 2017 to RMB25.9 billion. However, as real estate companies continue to face rising cost of capital, we have benefited from our enhanced bargaining power. Our average one-time commission rate reached 2.8% in the third quarter, up from 2.2% in the corresponding period in 2017, reflecting Jupai’s competitive advantage across the wealth management industry value chain.”

“Leveraging our rich resources and network within the real estate industry, Jupai remained dedicated to developing high-quality real estate related products during the first nine months of 2018. Our total assets under management grew to RMB57.8 billion as of September 30, 2018, up 15.3% year-over-year. Looking ahead, in order to build a healthy long-term growth rate, we will put more effort into the development of proactively managed funds, further diversify the industries underlying our products, and continue to enhance the quality of our AUM, so as to create room for further growth in recurring management fees and performance fees.”

“Although we expect China’s wealth and asset management industry to remain in a transition period given the current macro-level deleveraging and changing regulatory landscape, we believe that China’s decades of rapid economic expansion have laid the foundation for a vibrant future for our industry. Additionally, we are confident that investors will increasingly choose to work with well-known, reputable industry leaders such as Jupai during turbulent times in the capital markets. Jupai will continue to adapt to changes in the wealth and asset management industry in order to better manage our funds, strengthen our talent base, increase product diversity, and improve our risk control system. We look forward to building Jupai into the leading wealth and asset management brand in China and creating long-term value for our shareholders.”

Ms. Min Liu, Jupai’s chief financial officer, said, “While we face ongoing challenges in our industry, we will use this period of transition to increase operating efficiency through cost controls, personnel optimization and IT system enhancement. We believe that these measures will help us lay a solid foundation to expand our margins in the mid-to-long term.”

THIRD QUARTER AND FIRST NINE MONTHS 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2018 were RMB310.6 million (US$45.2 million), a 29.5% decrease from the corresponding period in 2017, primarily due to decreases in both one-time commissions and recurring service fees. Net revenues were RMB1,187.4 million (US$172.9 million) for the first nine months of 2018, a decrease of 4.7% from the same period in 2017.

•                      Net revenues from one-time commissions for the third quarter of 2018 were RMB147.7 million (US$21.5 million), a 44.3% decrease from the corresponding period in 2017, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company. For the first nine months of 2018, net revenues from one-time commissions were RMB706.4 million (US$102.9 million), a decrease of 3.2% from the same period in 2017.

•                      Net revenues from recurring management fees for the third quarter of 2018 were RMB96.4 million (US$14.0 million), a 6.3% increase from the corresponding period in 2017, primarily due to an increase in the value of assets under management. The Company recognized RMB5.7 million (US$0.8 million) and RMB18.1 million carried interest in the third quarter of 2018 and 2017, respectively. For the first nine months of 2018, net revenues from recurring management fees were RMB341.0 million (US$49.6 million), a 35.2% increase from the same period in 2017. RMB49.7 million (US$7.2 million) and RMB41.6 million carried interest was recognized as part of Jupai’s recurring management fees for the first nine months of 2018 and the same period in 2017, respectively.

•                      Net revenues from recurring service fees for the third quarter of 2018 were RMB10.1 million (US$1.5 million), a 53.3% decrease from the corresponding period in 2017, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized nil and RMB0.9 million variable performance fees in the third quarter of 2018 and 2017, respectively. For the first nine months of 2018, net revenues from recurring service fees were RMB36.6 million (US$5.3 million), a 54.9% decrease from the same period in 2017. The Company recognized RMB0.3 million (US$0.1 million) and RMB13.7 million variable performance fees for the first nine months of 2018 and the same period in 2017, respectively.

•                      Net revenues from other service fees for the third quarter of 2018 were RMB56.3 million (US$8.2 million), a 11.1% decrease from the corresponding period in 2017, primarily due to a decrease in sub-advisory fees collected from other companies. For the first nine months of 2018, net revenues from other service fees were RMB103.4 million (US$15.0 million), a decrease of 43.5% from the same period in 2017.

Starting from January 1, 2018, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606), on a modified-retrospective basis. The adoption has no material impact on the Company’s financial positions, results of operations, or cash flows.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2018 were RMB283.3 million (US$41.2 million), an increase of 4.0% from the corresponding period in 2017. For the first nine months of 2018, operating costs and expenses were RMB847.3 million (US$123.4 million), an increase of 7.7% from the same period in 2017.

•                      Cost of revenues for the third quarter of 2018 was RMB155.8 million (US$22.7 million), a 10.3% decrease from the corresponding period in 2017, primarily due to a reduction in performance-based compensation as a result of a decline in the aggregate value of wealth management products distributed. For the first nine months of 2018, cost of revenues was RMB460.2 million (US$67.0 million), a decrease of 2.2% from the same period in 2017.

•                      Selling expenses for the third quarter of 2018 were RMB65.8 million (US$9.6 million), a 12.1% decrease from the corresponding period in 2017, primarily due to the decrease in marketing expenses. For the first nine months of 2018, selling expenses were RMB223.0 million (US$32.5 million), an increase of 11.6% from the same period in 2017.

•                      G&A expenses for the third quarter of 2018 were RMB62.5 million (US$9.1 million), a 36.2% increase from the corresponding period in 2017, mainly due to the increase in both the numbers of managerial and administrative personnel and their average compensation. For the first nine months of 2018, G&A expenses were RMB180.0 million (US$26.2 million), an increase of 25.4% from the same period in 2017.

•                      Other operating income (government subsidies) received by the Company in the third quarter of 2018 was RMB0.8 million (US$0.1 million), a 96.2% decrease from the corresponding period in 2017. For the first nine months of 2018, other operating income was RMB15.9 million (US$2.3 million), a decrease of 42.1% from the same period in 2017. Government subsidies were recorded when received, with their availability and amount dependent upon government administrative policies.

Operating margin for the third quarter of 2018 was 8.8%, compared to 38.2% for the corresponding period in 2017. For the first nine months of 2018, operating margin was 28.6%, compared to 36.9% for the same period in 2017.

Income tax expenses for the third quarter of 2018 were RMB8.0 million (US$1.2 million), an 83.1% decrease from the corresponding period in 2017. For the first nine months of 2018, income tax expenses were RMB96.4 million (US$14.0 million), a decrease of 20.8% from the same period in 2017, primarily due to a decrease in taxable income.

Loss from equity in affiliates for the third quarter of 2018 was RMB18.7 million (US$2.7 million), as compared to income from equity in affiliates of RMB0.2 million for the corresponding period in 2017. The loss was primarily attributable to RMB15.8 million (US$2.3 million) of impairment loss relating to the Company’s investment in Shanghai Runju Financial Information Service Co., Ltd. (“Runju”), a non-controlling investee of the Company. As the industry regulations newly introduced on March 28, 2018 emphasize that asset management businesses conducted through the internet are subject to oversight from financial regulatory authorities, Runju has formulated a new business plan to adjust its business model and is in the transition of its business. Based on management’s latest evaluation, impairment loss of RMB33.8 million (US$4.9 million) was recorded as loss from equity in affiliates for the nine months ended September 30, 2018, including RMB15.8 million (US$2.3 million) recorded in the third quarter of 2018. Future impairment analysis will be performed at each quarter end.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the third quarter of 2018 was RMB1.7 million (US$0.2 million), a 98.5% decrease from the corresponding period in 2017. For the first nine months of 2018, net income attributable to ordinary shareholders was RMB205.4 million (US$29.9 million), a decrease of 35.6% from the same period in 2017.

•                      Net margin attributable to ordinary shareholders for the third quarter of 2018 was 0.5%, as compared to 26.2% for the corresponding period in 2017. For the first nine months of 2018, net margin attributable to ordinary shareholders was 17.3%, compared to 25.6% for the same period in 2017.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the third quarter of 2018 was RMB0.05 (US$0.01) and RMB0.05 (US$0.01), respectively, as compared to RMB3.54 and RMB3.39, respectively, for the corresponding period in 2017. For the first nine months of 2018, net income attributable to ordinary shareholders per basic and diluted ADS was RMB6.16 (US$0.90) and RMB5.85 (US$0.85), respectively, as compared to RMB9.83 and RMB9.43, respectively, for the same period in 2017.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2018 was RMB25.5 million (US$3.7 million), a 79.8% decrease from the corresponding period in 2017. For the first nine months of 2018, non-GAAP net income attributable to ordinary shareholders was RMB267.1 million (US$38.9 million), a 24.2% decrease from the same period in 2017.

•                      Non-GAAP net margin attributable to ordinary shareholders for the third quarter of 2018 was 8.2%, as compared to 28.6% for the corresponding period in 2017. For the first nine months of 2018, non-GAAP net margin attributable to ordinary shareholders was 22.5%, as compared to 28.3% for the same period in 2017.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the third quarter of 2018 was RMB0.73 (US$0.11), as compared to RMB3.69 for the corresponding period in 2017. For the first nine months of 2018, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB7.60 (US$1.11), as compared to RMB10.42 for the same period in 2017.

Balance Sheet and Cash Flow

As of September 30, 2018, the Company had RMB740.7 million (US$107.8 million) in cash and cash equivalents, compared to RMB1,527.8 million as of December 31, 2017.

Net cash used in operating activities during the third quarter of 2018 was RMB104.7 million (US$15.2 million). For the first nine months of 2018, net cash used in operating activities was RMB115.9 million (US$16.9 million).

Net cash used in investing activities during the third quarter of 2018 was RMB217.6 million (US$31.7 million). For the first nine months of 2018, net cash used in investing activities was RMB550.0 million (US$80.1 million).

Net cash used in financing activities during the third quarter of 2018 was RMB17.5 million (US$2.5 million). For the first nine months of 2018, net cash used in financing activities was RMB121.2 million (US$17.7 million).

CONFERENCE CALL

Jupai’s management will host an earnings conference call on December 7, 2018 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore:	+65-6713-5090
Passcode:	7299525

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until December 15, 2018:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore:	800-616-2305
Passcode:	7299525

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, amortization of intangible assets related to acquisition and impairment loss of investment in affiliates. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation, amortization of intangible assets related to acquisition and impairment loss of investment in affiliates, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, amortization of intangible assets related to acquisition and impairment loss of investment in affiliates in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB)

	As of
	December 31,	September 30,	September 30,
	2017	2018	2018
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,527,777,270	740,695,652	107,847,358
Short-term investments	23,203,612	23,203,612	3,378,511
Accounts receivable	53,512,590	84,736,504	12,337,872
Other receivables	22,989,264	16,682,861	2,429,071
Amounts due from related parties	268,760,059	667,343,271	97,167,045
Other current assets	12,276,204	15,861,004	2,309,407
Total current assets	1,908,518,999	1,548,522,904	225,469,264
Long-term investments	50,450,000	50,450,000	7,345,661
Investment in affiliates	181,922,556	355,199,743	51,718,076
Amounts due from related parties — non-current	—	59,192,250	8,618,557
Property and equipment, net	44,957,054	36,540,357	5,320,378
Intangible assets, net	74,350,855	63,544,887	9,252,313
Goodwill	261,621,691	275,435,074	40,104,117
Other non-current assets	32,459,581	30,523,343	4,444,284
Deferred tax assets — non-current	71,807,042	71,807,042	10,455,306
Total Assets	2,626,087,778	2,491,215,600	362,727,956

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	212,718,285	73,855,626	10,753,586
Income tax payable	179,224,777	158,353,384	23,056,696
Other tax payable	57,325,185	52,523,571	7,647,579
Dividend payable	—	571,220	83,171
Amounts due to related parties-current	27,294,813	14,563,178	2,120,439
Deferred revenue from related parties	171,546,620	135,800,165	19,772,884
Deferred revenue	17,921,745	8,338,600	1,214,123
Other current liabilities	31,941,785	26,930,969	3,921,224
Total current liabilities	697,973,210	470,936,713	68,569,702
Deferred revenue — non-current from related parties	62,917,485	34,155,189	4,973,091
Deferred revenue — non-current	6,611,915	2,849,275	414,862
Deferred tax liabilities— non-current	4,717,167	1,390,544	202,467
Total Liabilities	772,219,777	509,331,721	74,160,122
Equity	1,853,868,001	1,981,883,879	288,567,834
Total Liabilities and Total Shareholders’ Equity	2,626,087,778	2,491,215,600	362,727,956

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data, ADS data and percentages)

	Three months ended
	September 30,	September 30,	September 30,	YoY
	2017	2018	2018	Change %
	RMB	RMB	USD
Revenues
Third party revenues	106,852,364	116,290,554	16,932,230	8.8%
Related party revenues	335,292,485	195,022,533	28,395,826	-41.8%
Total revenues	442,144,849	311,313,087	45,328,056	-29.6%
Taxes and surcharges	(1,360,338)	(728,702)	(106,101)	-46.4%
Net revenues	440,784,511	310,584,385	45,221,955	-29.5%

Operating costs and expenses:
Cost of revenues	(173,668,668)	(155,832,886)	(22,689,704)	-10.3%
Selling expenses	(74,900,713)	(65,838,130)	(9,586,216)	-12.1%
General and administrative expenses	(45,871,467)	(62,460,602)	(9,094,438)	36.2%
Other operating income — government subsidies	22,076,600	841,893	122,582	-96.2%
Total operating cost and expenses	(272,364,248)	(283,289,725)	(41,247,776)	4.0%
Income from operations	168,420,263	27,294,660	3,974,179	-83.8%

Gain from deconsolidation of subsidiaries	—	561,528	81,760	100.0%
Interest income	1,680,560	1,053,088	153,333	-37.3%
Investment income (loss)	3,827,354	(945,974)	(137,736)	-124.7%
Other (loss) income	(132,902)	3,140,310	457,237	-2462.9%
Total other income	5,375,012	3,808,952	554,594	-29.1%
Income before taxes and income from equity in affiliates	173,795,275	31,103,612	4,528,773	-82.1%
Income tax expense	(47,438,160)	(8,019,385)	(1,167,645)	-83.1%
Income (loss) from equity in affiliates	155,211	(18,710,397)	(2,724,286)	-12154.8%
Net income	126,512,326	4,373,830	636,842	-96.5%
Net income attributable to non-controlling interests	(10,853,416)	(2,675,124)	(389,506)	-75.4%
Net income attributable to ordinary shareholders	115,658,910	1,698,706	247,336	-98.5%

Net income per ADS:
Basic	3.54	0.05	0.01	-98.6%
Diluted	3.39	0.05	0.01	-98.5%
Weighted average number of ADSs used in computation:
Basic	32,631,080	33,547,937	33,547,937	2.8%
Diluted	34,083,757	34,871,348	34,871,348	2.3%

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data, ADS data and percentages)

	Nine months ended
	September 30,	September 30,	September 30,	YoY
	2017	2018	2018	Change %
	RMB	RMB	USD
Revenues
Third party revenues	390,341,474	246,427,869	35,880,587	-36.9%
Related party revenues	860,461,812	944,616,780	137,538,844	9.8%
Total revenues	1,250,803,286	1,191,044,649	173,419,431	-4.8%
Taxes and surcharges	(4,658,231)	(3,677,954)	(535,521)	-21.0%
Net revenues	1,246,145,055	1,187,366,695	172,883,910	-4.7%

Operating costs and expenses:
Cost of revenues	(470,401,882)	(460,195,649)	(67,005,774)	-2.2%
Selling expenses	(199,783,565)	(222,963,325)	(32,464,083)	11.6%
General and administrative expenses	(143,615,868)	(180,023,991)	(26,211,996)	25.4%
Other operating income — government subsidies	27,417,443	15,882,366	2,312,517	-42.1%
Total operating cost and expenses	(786,383,872)	(847,300,599)	(123,369,336)	7.7%
Income from operations	459,761,183	340,066,096	49,514,574	-26.0%

Gain from deconsolidation of subsidiaries	—	561,528	81,760	100.0%
Interest income	10,188,988	3,128,582	455,530	-69.3%
Investment income	8,755,346	816,417	118,873	-90.7%
Other (loss) income	(1,870,983)	4,527,870	659,271	-342.0%
Total other income	17,073,351	9,034,397	1,315,434	-47.1%
Income before taxes and income from equity in affiliates	476,834,534	349,100,493	50,830,008	-26.8%
Income tax expense	(121,776,263)	(96,393,052)	(14,035,098)	-20.8%
Loss from equity in affiliates	(3,731,860)	(39,948,843)	(5,816,663)	970.5%
Net income	351,326,411	212,758,598	30,978,247	-39.4%
Net income attributable to non-controlling interests	(32,512,219)	(7,340,318)	(1,068,771)	-77.4%
Net income attributable to ordinary shareholders	318,814,192	205,418,280	29,909,476	-35.6%

Net income per ADS:
Basic	9.83	6.16	0.90	-37.3%
Diluted	9.43	5.85	0.85	-38.0%
Weighted average number of ADSs used in computation:
Basic	32,435,136	33,359,233	33,359,233	2.8%
Diluted	33,819,713	35,123,696	35,123,696	3.9%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data and percentages)

	Three months ended
	September 30,	September 30,	September 30,
	2017	2018	2018	Change
	RMB	RMB	USD
Net income	126,512,326	4,373,830	636,842	-96.5%
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	(12,059,498)	18,590,176	2,706,782	-254.2%
Other comprehensive income	(12,059,498)	18,590,176	2,706,782	-254.2%
Comprehensive income	114,452,828	22,964,006	3,343,624	-79.9%
Less: Comprehensive income attributable to non-controlling interests	10,866,767	2,675,124	389,506	-75.4%
Comprehensive income attributable to ordinary shareholders	103,586,061	20,288,882	2,954,118	-80.4%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data and percentages)

	Nine months ended
	September 30,	September 30,	September 30,
	2017	2018	2018	Change
	RMB	RMB	USD
Net income	351,326,411	212,758,598	30,978,247	-39.4%
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustment	(28,285,790)	20,891,340	3,041,837	-173.9%
Other comprehensive income	(28,285,790)	20,891,340	3,041,837	-173.9%
Comprehensive income	323,040,621	233,649,938	34,020,084	-27.7%
Less: Comprehensive income attributable to non-controlling interests	32,525,570	7,340,318	1,068,771	-77.4%
Comprehensive income attributable to ordinary shareholders	290,515,051	226,309,620	32,951,313	-22.1%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	September 30,	September 30,
	2017	2018	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	26.2%	0.5%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	28.6%	8.2%

Net income attributable to ordinary shareholders	115,658,910	1,698,706	-98.5%
Adjustment for share-based compensation	6,782,134	4,338,128	-36.0%
Adjustment for amortization of intangible assets related to acquisition	3,456,344	3,622,519	4.8%
Adjustment for impairment loss of investment in affiliates	—	15,808,792	0.0%
Adjusted net income attributable to ordinary shareholders (non-GAAP)	125,897,388	25,468,145	-79.8%

Net income attributable to ordinary shareholders per ADS, diluted	3.39	0.05	-98.5%
Adjusted net income attributable to ordinary shareholders per ADS, diluted (non-GAAP)	3.69	0.73	-80.2%

Weighted average number of ADSs used in computation:
Diluted	34,083,757	34,871,348	2.3%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Nine months ended
	September 30,	September 30,
	2017	2018	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	25.6%	17.3%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	28.3%	22.5%

Net income attributable to ordinary shareholders	318,814,192	205,418,280	-35.6%
Adjustment for share-based compensation	23,169,038	17,424,226	-24.8%
Adjustment for amortization of intangible assets related to acquisition	10,583,287	10,458,072	-1.2%
Adjustment for impairment loss of investment in affiliates	—	33,808,792	0.0%
Adjusted net income attributable to ordinary shareholders (non-GAAP)	352,566,517	267,109,370	-24.2%

Net income attributable to ordinary shareholders per ADS, diluted	9.43	5.85	-38.0%
Adjusted net income attributable to ordinary shareholders per ADS, diluted (non-GAAP)	10.42	7.60	-27.1%

Weighted average number of ADSs used in computation:
Diluted	33,819,713	35,123,696	3.9%

SOURCE Jupai Holdings Limited

For further information: Harry He, Director of Investor Relations, Jupai Holdings Limited, +86-21-6026-9129, ir@jpinvestment.cn; Philip Lisio, The Foote Group, +86-10-8429-9544, Jupai-IR@thefootegroup.com